EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

CONSOLIDATED MERCANTILE INCORPORATED REPORTS YEAR-END FINANCIAL RESULTS

Toronto, March 31, 2009 – Consolidated Mercantile Incorporated (TSX: CMC) previously reported that in December 2007, the Company completed the sale of its subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”), and its equity investee, Polyair Inter Pack Inc. (“Polyair”).

Net Earnings for the year ended December 31, 2008 decreased to $347,363 from $3.2 million in 2007.  Net Earnings for the 2007 year included the Gain on Sale of Polyair and the loss from discontinued operations of Distinctive.  Earnings per share for the year was $0.07 compared with $0.63 in the comparable 2007 period.

Consolidated Mercantile Incorporated is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500